[ Janus Henderson Letterhead ]

August 25, 2026

Ms. Samantha Brutlag

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS DETROIT STREET TRUST (the “Registrant”)
1933 Act File No. 333-207814
1940 Act File No. 811-23112

Dear Ms. Brutlag:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Registrant’s Registration Statement filed on Form N-1A relating to Janus Henderson Residential Mortgage Credit ETF, a series of the Registrant (the “Fund”).

Post-Effective Amendment (“PEA”) No.	Filing Date	Accession Number
PEA 71	August 26, 2025	0001398344-25-016571
PEA 74	November 7, 2025	0001398344-25-020521
PEA 77	November 14, 2025	0001398344-25-020965
PEA 79	December 16, 2025	0001398344-25-022561
PEA 81	January 15, 2026	0001398344-26-000756
PEA 86	February 12, 2026	0001398344-26-002881
PEA 91	March 12, 2026	0001398344-26-005090
PEA 95	April 9, 2026	0001398344-26-006323
PEA 98	May 7, 2026	0001398344-26-008683
PEA 99	June 4, 2026	0001398344-26-010338
PEA 101	July 1, 2026	0001398344-26-011530
PEA 102	July 30, 2026	0001398344-26-013154

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments.

If you have any questions regarding this filing, please call me at (303) 336-7903 or email me at Cara.Owen@janushenderson.com.

Respectfully,

/s/ Cara Owen

Cara Owen, Esq.

Vice President, Secretary, and Chief Legal Officer of the Registrant

Enclosure (via EDGAR)

cc: Eric Purple, Esq.